

Mail Stop 7010

March 14, 2008

**via U.S. mail and facsimile**

Ms. Kim Supercynski
Chief Financial Officer
Lincolnway Energy, LLC
59511 W. Lincoln Highway
Nevada, IA  50201

> **RE:   Lincolnway Energy, LLC**
> **Form 10-K for the Fiscal Year ended September 30, 2007**
> **Filed December 21, 2007**
> **Form 10-Q for the Quarterly Period ended December 31, 2007**
> **Filed February 14, 2008**
> **File No. 000-51764**

Dear Ms. Supercynski:

We have completed our review of these filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief